UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2023
Commission File Number: 001-41253

Super Group (SGHC) Limited
(Translation of registrant’s name into English)

Super Group (SGHC) Limited
Bordeaux Court, Les Echelons
St. Peter Port, Guernsey, GY1 1AR
Telephone: +44 (0) 14 8182-2939
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐

CONTENTS
On May 24, 2023, Super Group (SGHC) Limited issued a press release announcing its financial results for the first quarter of 2023. A copy of the press release, which includes an unaudited condensed consolidated statement of financial position as at March 31, 2023 and unaudited condensed consolidated statements of profit or loss and other comprehensive income for the three months ended March 31, 2023 and 2022, is attached hereto as Exhibit 99.1.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUPER GROUP (SGHC) LIMITED

Date: May 24, 2023	By:	/s/ Robert James Dutnall
	Name:	Robert James Dutnall
	Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated May 24, 2023.

Exhibit 99.1

Exhibit 99.1
Super Group Reports First Quarter 2023 Financial Results
First Quarter Highlights:

•	Revenue of €338.5 million

•	Loss after tax of €1.9 million includes €2.2 million change in fair value of option liability

•	Operational EBITDA of €34.7 million includes Operational EBITDA of €51.3 million from ex-US and a loss of €16.6 million from the US

•	Cash and cash equivalents was €246.3 million at March 31, 2023
New York, NY – May 24, 2023 – Super Group (SGHC) Limited (NYSE: SGHC) (“SGHC” or “Super Group”), the parent company of Betway, a leading online sports betting and gaming business, and Spin, the multi-brand online casino, today announced first quarter 2023 consolidated financial results.
Neal Menashe, CEO of Super Group, commented: “Super Group has delivered another solid quarter and we remain focused on growing revenue and profits. During the month of March, net gaming revenue was a record high, along with the Operational EBITDA margin of over 20% and this is a strong reminder of the value of operating leverage in our business. We are confident that we will continue to build on another strong quarter across iGaming and sports betting across the world.”
Alinda van Wyk, CFO of Super Group commented, “Our results for the quarter demonstrate the benefits of our continued investment in growth. Our balance sheet remains robust and gives us a very strong foundation to continue to scale our business. We are always optimizing our costs efficiencies, further enhancing future profitability.”

Financial Highlights
•Revenue increased by 1% to €338.5 million for the first quarter 2023 from €334.5 million in the same period from the prior year driven by growth from Africa and the Middle East and European markets partially offset by declines from North America (predominantly in Canada due to the regulatory changes in Ontario) and Asia-Pacific markets.
•Loss after tax for the first quarter 2023 was €1.9 million which included a non-cash charge of €2.2 million related to the increase in fair value of a liability for a call option granted to a third-party to purchase the B2B division of Digital Gaming Corporation Limited ("DGC"), which Super Group acquired in January 2023. The loss after tax of €163.2 million for the first quarter of 2022 included costs and changes in fair values associated with the business combination and listing as a public company which was completed in January 2022.
•Operational EBITDA of €34.7 million for the first quarter 2023, included the investment in the US business after the the acquisition of DGC on January 1, 2023. Operational EBITDA was €63.0 million in the first quarter of 2022. The measure for the first quarter of 2023 was comprised of €51.3 million ex-US and a loss of €16.6 million in the US .
•Monthly Active Customers increased 34% to 3.5 million during the first quarter 2023 from 2.6 million in the first quarter of 2022.
•Cash and cash equivalents was €246.3 million at March 31, 2023, down slightly from €254.8 million at December 31, 2022. This net reduction during the first quarter of 2023 was the result of:
◦Inflows from operating activities amounting to €39.6 million;
◦Outflows from investing activities of €57.3 million, mainly attributable to an increase in restricted cash of €18.1 million, expenditures on tangible and intangible assets of €13.1 million, issuance of loans of €24.8 million, mainly attributable to the Apricot loan as well as the net of cash paid on the acquisition of DGC of €11.7 million and cash acquired from DGC of €7.7 million;
◦Cash generated from financing activities of €15.4 million was primarily due to DGC drawing against its bank lending facility; and
◦A loss of €6.1 million was a result of foreign currency fluctuations on foreign cash balances held over this period.

Recent Company Events
•On January 3, 2023, Super Group closed the acquisition of DGC, an online sports betting and iGaming company with market access in up to thirteen US states, eight of which are live today. The results for the US business are disclosed as Operational EBITDA, US.

Revenue by Geographical Region for the Three Months Ended March 31, 2023 in € ‘000s:

	Betway	Spin	Total
Africa and Middle East	87,424	455	87,879
Asia-Pacific	35,048	22,949	57,997
Europe	34,489	21,338	55,827
North America	37,655	92,550	130,205
South/Latin America	3,676	2,937	6,613
Total revenue	198,292	140,229	338,521
	%	%	%
Africa and Middle East	44%	0%	26%
Asia-Pacific	18%	16%	17%
Europe	17%	15%	16%
North America	19%	67%	39%
South/Latin America	2%	2%	2%

Revenue by Geographical Region for the Three Months Ended March 31, 2022 in € ‘000s:

	Betway	Spin	Total
Africa and Middle East	63,786	1,337	65,123
Asia-Pacific	55,250	23,989	79,239
Europe	30,192	2,525	32,717
North America	34,467	115,984	150,451
South/Latin America	3,285	3,663	6,948
Total revenue	186,980	147,498	334,478
	%	%	%
Africa and Middle East	34%	1%	19%
Asia-Pacific	30%	16%	24%
Europe	16%	2%	10%
North America	18%	79%	45%
South/Latin America	2%	2%	2%

Revenue by product line for the Three Months Ended March 31, 2023 in € ‘000s:

	Betway	Spin	Total
Online casino[1]	66,145	139,975	206,120
Sports betting[1]	118,282	45	118,327
Brand licensing[2]	8,832	—	8,832
Other[3]	5,033	209	5,242
Total revenue	198,292	140,229	338,521

Revenue by product line for the Three Months Ended March 31, 2022 in € ‘000s:

	Betway	Spin	Total
Online casino[1]	57,456	147,046	204,502
Sports betting[1]	109,037	452	109,489
Brand licensing[2]	19,890	—	19,890
Other[3]	597	—	597
Total revenue	186,980	147,498	334,478

1 Sports betting and online casino revenues are not within the scope of IFRS 15 ‘Revenue from Contracts with Customers’ and are treated as derivatives under IFRS 9 ‘Financial Instruments’.
2 Brand licensing revenues are within the scope of IFRS 15 ‘Revenue from Contracts with Customers’.
3 Other relates to profit share, royalties and outsource fees from external customers.

Non-GAAP Financial Information
This press release includes non-GAAP financial information not presented in accordance with the International Financial Reporting Standards (“IFRS”).
EBITDA, Adjusted EBITDA and Operational EBITDA are non-GAAP company-specific performance measures that Super Group uses to supplement the Company’s results presented in accordance with IFRS. EBITDA is defined as profit before depreciation, amortization, financial income, financial expense and income tax expense/credit. Adjusted EBITDA is defined as EBITDA less gain on derivative contracts and gain on bargain purchase plus transaction costs, share-based payment expense, change in fair value of option, adjusted RSU expense and fair value adjustments on warrant liabilities and earnout liabilities and associated foreign exchange movements. Operational EBITDA is Adjusted EBITDA further adjusted to exclude unrealized foreign currency gains and losses and other non-recurring adjustments outside of the current year’s operations as may be deemed appropriate by the company’s audit committee.
Super Group believes that these non-GAAP measures are useful in evaluating the Company’s operating performance as they are similar to measures reported by the Company’s public competitors and are regularly used by securities analysts, institutional investors and other interested parties in analyzing operating performance and prospects.
Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses that are required by IFRS to be recorded in Super Group’s financial statements. In order to compensate for these limitations, management presents non-GAAP financial measures together with IFRS results. Non-GAAP measures should be considered in addition to results and guidance prepared in accordance with IFRS, but should not be considered a substitute for, or superior to, IFRS results.
Reconciliation tables of the most comparable IFRS financial measure to the non-GAAP financial measures used in this press release and supplemental materials are included below. Super Group urges investors to review the reconciliation and not to rely on any single financial measure to evaluate its business. In addition, other companies, including companies in our industry, may calculate similarly named non-GAAP measures differently than we do, which limits their usefulness in comparing our financial results with theirs.

Reconciliation of Loss after tax to EBITDA and Adjusted EBITDA and Operational EBITDA
for the Three Months Ended March 31, in € ‘000s:

	2023	2022
Loss for the period	(1,924)	(163,222)
Income tax expense	6,437	8,959
Finance income	(1,195)	(313)
Finance expense	547	349
Depreciation and amortization expense	21,445	15,990
EBITDA	25,310	(138,237)
Transaction fees	—	21,405
Gain on derivative contracts	—	(1,712)
Share listing expense	—	126,252
Change in fair value of warrant liability	—	29,374
Change in fair value of earnout liability	—	24,385
Change in fair value of option	2,191	—
Adjusted RSU expense	3,107	—
Adjusted EBITDA	30,608	61,467
Unrealized Foreign Exchange	3,350	149
Non recurring and non operational adjustments	715	1,365
Operational EBITDA	34,673	62,982

Operational EBITDA, ex-US	51,255	62,982
Operational EBITDA, US	(16,582)	—

Webcast Details
The Company will host a webcast at 8:30 a.m. ET today to discuss the first quarter 2023 financial results. Participants may access the live webcast and supplemental earnings presentation on the events & presentations page of the Super Group Investor Relations website at: https://investors.sghc.com/events-and-presentations/default.aspx.

About Super Group (SGHC) Limited
Super Group (SGHC) Limited is the holding company for leading global online sports betting and gaming businesses: Betway, a premier online sports betting brand, and Spin, a multi-brand online casino offering. The group is licensed in multiple jurisdictions, with leading positions in key markets throughout Europe, the Americas and Africa. The group’s sports betting and online gaming offerings are underpinned by its scale and leading technology, enabling fast and effective entry into new markets. Its proprietary marketing and data analytics engine empowers it to responsibly provide a unique and personalized customer experience. For more information, visit www.sghc.com.
Contacts:
Investors:
investors@sghc.com
Media:
media@sghc.com
Source: Super Group

Forward-Looking Statements
Certain statements made in this press release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.
These forward-looking statements include, but are not limited to, expectations and timing related to market entries and expansion, projections of market opportunity, growth and profitability expected growth of Super Group’s customer base, expansion into new markets.
These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the ability to implement business plans, forecasts and other expectations, and identify and realize additional opportunities; (ii) the ability to maintain the listing of Super Group’s securities on a national securities exchange; (iii) changes in the competitive and regulated industries in which Super Group operates; (iv) variations in operating performance across competitors; (v) changes in laws and regulations affecting Super Group’s business; (vi) Super Group’s inability to meet or exceed its financial projections; (vii) changes in general economic conditions; (viii) changes in domestic and foreign business, market, financial, political and legal conditions; (ix) future global, regional or local economic and market conditions affecting the sports betting and gaming industry; (x) changes in existing laws and regulations, or their interpretation or enforcement, or the regulatory climate with respect to the sports betting and gaming industry; (xi) the ability of Super Group’s customers to deposit funds in order to participate in Super Group’s gaming products; (xii) compliance with regulatory requirements in a particular regulated jurisdiction, or Super Group’s ability to successfully obtain a license or permit applied for in a particular regulated jurisdiction, or maintain, renew or expand existing licenses; (xiii) the technological solutions Super Group has in place to block customers in certain jurisdictions, including jurisdictions where Super Group’s business is illegal, or which are sanctioned by countries in which Super Group operates from accessing its offerings; (xiv) Super Group’s ability to restrict and manage betting limits at the individual customer level based on individual customer profiles and risk level to the enterprise; (xv) the ability by Super Group’s key executives, certain employees or other individuals related to the business, including significant shareholders, to obtain the necessary licenses or comply with individual regulatory obligations in certain jurisdictions; (xvi) protection or enforcement of Super Group’s intellectual property rights, the confidentiality of its trade secrets and confidential information, or the costs involved in protecting or enforcing Super Group’s intellectual property rights and confidential information; (xvii) compliance with applicable data protection and privacy laws in Super Group’s collection, storage and use, including sharing and international transfers, of personal data; (xviii) failures, errors, defects or disruptions in Super Group’s information technology and other systems and platforms; (xix) Super Group’s ability to develop new products, services, and solutions, bring them to market in a timely manner, and make enhancements to its platform; (xx) Super Group’s ability to maintain and grow its market share, including its ability to enter new markets and acquire and retain paying customers; (xxi) the success, including win or hold rates, of existing and future online betting and gaming products; (xxii) competition within the broader entertainment industry; (xxiii) Super Group’s reliance on strategic relationships with land based casinos, sports teams, event planners, local licensing partners and advertisers; (xxiv) events or media coverage relating to, or the popularity of, online betting and gaming industry; (xxv) trading, liability management and pricing risk related to Super Group’s participation in the sports betting and gaming industry; (xxvi) accessibility to the services of banks, credit card issuers and payment processing services providers due to the nature of Super Group’s business; (xxvii) the regulatory approvals related to proposed acquisitions and the integration of the acquired businesses; and (xxviii) other risks and uncertainties indicated from time to time for Super Group including those under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on April 27, 2023, and in Super Group’s other filings with the SEC. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in other documents filed or that may be filed by Super Group from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Super Group assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Super Group does not give any assurance that it will achieve its expectations.

Super Group (SGHC) Limited
Unaudited Consolidated Statements of Profit or Loss and Other Comprehensive Income
for the three months ended March 31, 2023 and 2022
(€ in '000s, except for share and loss per share)

	2023	2022
Revenue	338,521	334,478
Direct and marketing expenses	(275,710)	(240,717)
Other operating income	1,281	2,407
General and administrative expenses	(36,591)	(34,701)
Transaction fees	—	(21,405)
Depreciation and amortization expense	(21,445)	(15,990)
Profit from operations	6,056	24,072
Finance income	1,195	313
Finance expense	(547)	(349)
Gain on derivative contracts	—	1,712
Share listing expense	—	(126,252)
Change in fair value of warrant liability	—	(29,374)
Change in fair value of earnout liability	—	(24,385)
Change in fair value of option	(2,191)	—
Profit/(loss) before taxation	4,513	(154,263)
Income tax expense	(6,437)	(8,959)
Loss for the period	(1,924)	(163,222)

(Loss)/profit for the period attributable to:
Owners of the parent	(2,406)	(163,222)
Non-controlling interest	482	—
	(1,924)	(163,222)
Other comprehensive (loss)/income items that may be reclassified subsequently to profit or loss
Foreign currency translation	(1,982)	1,117
Other comprehensive (loss)/income for the period	(1,982)	1,117
Total comprehensive loss for the period	(3,906)	(162,105)

Total comprehensive (loss)/profit for the period attributable to:
Owners of the parent	(4,388)	(162,105)
Non-controlling interest	482	—
	(3,906)	(162,105)

Weighted average shares outstanding, basic and diluted	498,154,854	488,324,769

Loss per share, basic and diluted (cents)	(0.48)	(33.42)

Super Group (SGHC) Limited
Consolidated Statements of Financial Position
as at March 31, 2023 and December 31, 2022
(€ in '000s)

	Unaudited
	2023	2022
ASSETS
Non‐current assets
Intangible assets	216,465	164,676
Goodwill	139,526	61,553
Property, plant and equipment	16,048	14,031
Right-of-use assets	15,096	14,165
Deferred tax assets	25,302	23,294
Regulatory deposits	11,762	11,809
Loans receivable	49,276	25,524
Investments in non-listed equity	1,781	1,781
	475,256	316,833
Current assets
Trade and other receivables	129,668	116,800
Income tax receivables	35,017	40,349
Restricted cash	169,976	148,240
Cash and cash equivalents	246,341	254,778
	581,002	560,167
TOTAL ASSETS	1,056,258	877,000

Non-Current liabilities
Lease liabilities	10,400	10,308
Deferred tax liability	7,602	8,707
Interest-bearing loans and borrowings	136,882	—
Derivative financial instruments	17,082	15,129
	171,966	34,144
Current liabilities
Lease liabilities	7,476	6,951
Interest-bearing loans and borrowings	901	1,203
Trade and other payables	187,930	155,304
Customer liabilities	49,831	50,246
Provisions	43,301	43,745
Income tax payables	59,209	50,761
	348,648	308,210
TOTAL LIABILITIES	520,614	342,354
EQUITY
Issued capital	289,753	289,753
Treasury stock	(377)	—
Foreign exchange reserve	(7,991)	(6,009)
Retained profit	237,208	234,333
Equity attributable to owners of the parent	518,593	518,077
Non-Controlling Interest	17,051	16,569
SHAREHOLDERS' EQUITY	535,644	534,646
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,056,258	877,000